Health-Right Discoveries, Inc.

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

June 11, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Ms. Dorrie Yale

Ms. Mary Beth Breslin

Re:   Health-Right Discoveries, Inc.

Registration Statement on Form S-1

Filed May 8, 2018

File No. 333-224738

Ladies and Gentlemen:

In response to the Staff’s letter of June 4, 2018, the Company hereby files Amendment No.1 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Registration Statement on Form S-1

The Offering, page 5

Comment:

1.	We note your disclosures here that the selling shareholders will determine when and how they will sell the shares of common stock offered, and in the section entitled “Determination of Offering Price” that the actual price of the stock will be determined by prevailing market prices or by private negotiations. Please revise your disclosures to specify that the selling stockholders will sell the shares at a fixed price of $0.50 per share until a market develops. Please also clarify your disclosure on your prospectus cover and in the Plan of Distribution section that the selling stockholders will sell at the fixed price until a market develops. See Item 501(b)(3) of Regulation S-K.

Response:

We have revised and conformed the disclosure on the prospectus cover and in the relevant sections of the prospectus as requested by the Staff.

Description of Capital Stock, page 33

Comment:

2.	We note the arbitration provision in Article XI of your bylaws. Please clarify the scope of the provision and tell us whether it is intended to apply to claims made under the federal securities laws. Revise your disclosure accordingly.

Response:

We have amended our bylaws to remove the provision noted by the Staff, as it is not applicable to a public company. The amended Bylaws are filed herewith as Exhibit 3.2.

Securities and Exchange Commission

Health-Right Discoveries, Inc.

June 11, 2018

Item 16. Exhibits, page 36

Comment:

3.	We note that the auditor’s consent refers to the registration statement as a “Post-Effective Amendment No. 1” although it is the initial filing of the registration statement. Please file a revised signed consent that clarifies the filing.

Response:

The auditor’s consent filed herewith as Exhibit 23.1 has been revised to clarify the prior inadvertent reference error.

If you have any further questions or comments, kindly contact the undersigned at (305) 705-3247 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC, (305) 358-5100, extension 103.

Very truly yours,

HEALTH-RIGHT DISCOVERIES, INC.

By:	/s/ David Hopkins
David Hopkins, President and Chief Executive Officer